EXHIBIT 99.3

ITEMIZED LIST OF ESTIMATED EXPENSES INCURRED OR BORNE BY OR FOR THE ACCOUNT OF HUNGARY IN CONNECTION WITH THE SALE OF THE 4.000% NOTES DUE 2019 AND THE 5.375% NOTES DUE 2024

The following are the estimated expenses incurred or borne by Hungary in connection with the issuance and distribution of the Notes.

Registration Fee for the 2019 Notes *	US$	77,912.36
Registration Fee for the 2024 Notes*	US$	167,024.53
Printing Expenses	US$	17,000
Miscellaneous Expenses	US$	90,000
TOTAL	US$	351,936.89

*Previously paid.